Via Facsimile and U.S. Mail
Mail Stop 4720

July 27, 2009

Karl B. Wagner
Chief Financial Officer
Mednax, Inc.
1301 Concord Terrace
Sunrise, FL 33323

Re: **Mednax, Inc.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed February 27, 2009
     File Number: 001-12111

Dear Mr. Wagner:

        We have reviewed your filing and have the following comments. We have
limited our review of your filing to those issues we have addressed in our comments. In
our comments, we ask you to provide us with information to better understand your
disclosures. Where a comment requests you to revise disclosure, the information you
provide should show us what the revised disclosure will look like and identify the annual
or quarterly filing, as applicable, in which you intend to first include it. If you do not
believe that revised disclosure is necessary, explain the reason in your response. After
reviewing the information provided, we may raise additional comments and/or request
that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Application of Critical Accounting Policies and Estimates
Professional Liability Coverage, page 42

1.   We believe your disclosure regarding the professional liability reserve should
        discuss the judgments and uncertainties surrounding the reserve estimates and the

potential impact on your financial statements. Please disclose the following for your professional liability:

a. Please identify and describe the key assumptions that materially affect the estimate of the reserve. Clarify whether any of the key assumptions have changed historically over the periods presented. Also clarify the assumed period of time between accrual of the loss contingency and its final settlement (i.e. the tail).

b. Because IBNR estimates are more imprecise, please provide the amount of IBNR separately from claims reported for this liability.

c. The amounts of settled, but unpaid, claims and unsettled claims included in the liability.

d. Quantify and discuss the impact that reasonably likely changes in the key assumption(s) used would have on the liability at December 31, 2008. Merely applying a hypothetical change to your key assumption(s) and stating the impact it would have on this liability would not accomplish this objective.

e. Provide a table that includes the following components of the professional liability reserve for each period presented: beginning balance, provision related to the current year, increase (decrease) in provision related to prior years, payments related to the current year, payments related to prior years and the ending balance.

f. Describe management's policy, if any, for adjusting the professional liability to an amount that is different than the amount determined by the independent actuary firm.

Contractual Obligations, page 52

2. Please revise your table to include the amount outstanding under the Line of Credit including interest.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Principles of Presentation, page 60

3. Please tell us whether or not the practices which you consolidate are variable interest entities and provide us your assessment of the accounting treatment under FIN 46R. Refer to the Status section of EITF 97-2.

Segment Reporting, page 62

4. Please tell us why you do not disclose your anesthesiology division as an operating segment. In your response provide an analysis addressing each applicable paragraph of SFAS 131.

Definitive Proxy Statement filed March 24, 2009

<u>Executive Compensation</u>
<u>Compensation Discussion and Analysis</u>
<u>Annual Bonuses, page 19</u>

5.   We note your disclosure that, "The Compensation Committee establishes key business performance objectives for each of the named executive officers, and may reduce bonuses if and to the extent those objectives are not met." Please identify the key business objectives that were evaluated by the compensation committee in determining to award the named executive officers their full target bonus.

<u>Restricted Stock Awards, page 21</u>

6.   We note your disclosure that, "the individual executive's performance assessment in light of his performance objectives" is used in determining each executive's restricted stock award. Please expand your disclosure here to disclose the measures of overall corporate performance, the nature of the strategic objectives of the senior management team and the individual performance objectives set for each named executive officer, how the compensation committee evaluated those objectives and how the extent of achievement of the objectives led to the equity compensation ultimately awarded. Further, please discuss how the compensation committee used the information provided by Watson Wyatt regarding equity compensation of peer group companies in determining equity compensation.

<u>Summary Compensation Table, page 25</u>

7.   Please disclose information for a fifth named executive officer as required by Item 402(a)(3) of Regulation S-K. Alternatively, provide us an analysis as to why you believe such disclosure is not required.

* * * *

        Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant